UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Peerless Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

705536100
(CUSIP Number)

Gregory Bylinsky
Bandera Partners LLC
50 Broad Street, Suite 1820
New York, New York 10004
Tel No. (212) 232-4582

With copies to:
Robert E. Holton, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Tel No. (212) 715-1137
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

                    November 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Bandera Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power	1,250*
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	1,250*
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,250*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	0.0%

14.	Type of Reporting Person (See Instructions) OO

* Consisting of options to purchase 1,250 shares of Common Stock at an exercise price of $1.95 per share, which options are immediately exercisable as of the date hereof and expire on November 11, 2011 (the “Options”).

Page 2 of 14 Pages

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Gregory Bylinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	1,250*
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	1,250*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,250*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	0.0%

14.	Type of Reporting Person (See Instructions) IN

* Consisting of the Options.

Page 3 of 14 Pages

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Jefferson Gramm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	1,250*
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	1,250*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,250*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	0.0%

14.	Type of Reporting Person (See Instructions) IN

* Consisting of the Options.

Page 4 of 14 Pages

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Andrew Shpiz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	1,250*
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	1,250*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,250*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	0.0%

14.	Type of Reporting Person (See Instructions) IN

* Consisting of the Options.

Page 5 of 14 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common stock (the “Common Stock”) of Peerless Systems Corporation (the “Company”).

The principal executive offices of the Company are located at 2361 Rosecrans Avenue, El Segundo, California 90245.

Item 2.  Identity and Background

(a)           This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2010:

(i)           Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii)          Gregory Bylinsky;

(iii)         Jefferson Gramm; and

(iv)         Andrew Shpiz.

Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are filing this Schedule to reflect the sale of shares of Common Stock by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”), which were recently tendered to the Company, and the continued ownership of options to purchase 1,250 shares of Common Stock at an exercise price of $1.95 per share, which options are immediately exercisable as of the date hereof and expire on November 11, 2011 (the “Options”).  Mr. Bylinsky and Mr. Gramm hold the Options, which were issued to them as compensation for their services as directors of the Company, as nominees, and for the benefit, of Bandera Master Fund.

(b)           The principal business address of each of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz is:

50 Broad Street, Suite 1820
New York, New York 10004

(c)           Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Options by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Options.

Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

Page 6 of 14 Pages

(d)-(e)  None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
Andrew Shpiz	United States

Item 3.  Source and Amount of Funds or Other Consideration

The Options were received in connection with Mr. Bylinsky’s and Mr. Gramm’s election as directors of the Company on June 5, 2009.

Item 4.  Purpose of Transaction

Bandera Partners, Bandera Master Fund, Bandera Partners Management LLC,  Gregory Bylinsky and Jefferson Gramm (collectively with their respective affiliates, the “Bandera Group”) entered into an Amended and Restated Nomination Agreement, dated August 26, 2010 (the “Agreement”), with the Company, which amends and restates the Nomination Agreement dated as of May 14, 2009 by and among the Bandera Group and the Company.

Pursuant to the Agreement, the Company made a tender offer to all of its stockholders to repurchase up to 13,846,153 shares of Common Stock at a price of $3.25 per share (the “Tender Offer”).  The Bandera Group tendered to the Company in the Tender Offer 3,599,320 shares of Common Stock directly owned by Bandera Master Fund.  In addition, each of Mr. Gramm and Mr. Bylinsky (i) exercised 10,000 options to acquire Common Stock directly owned by him which are vested on or before the date of the Closing and (ii) tendered in the Tender Offer all 10,000 shares of Common Stock received upon exercise of such options.  Immediately following the closing of the Tender Offer, Mr. Bylinsky and Mr. Gramm resigned from the Company’s Board of Directors (the “Board”).

From time to time, one or more members of the Bandera Group may also hold discussions or otherwise communicate with any of the Company’s officers, directors or shareholders to discuss other matters that may include one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Bandera Group may purchase from time to time in open market or privately negotiated transactions additional securities of the Company, or options or derivatives related thereto.  The Bandera Group may determine to dispose of all or a portion of its shares of Common Stock of the Company at any time.

Page 7 of 14 Pages

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (i)                 Bandera Partners may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 0.0% of the issued and outstanding shares of Common Stock.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Bandera Partners.

(ii)                Mr. Bylinsky may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 0.0% of the issued and outstanding shares of Common Stock.

(iii)               Mr. Gramm may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 0.0% of the issued and outstanding shares of Common Stock.

(iv)               Mr. Shpiz may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 0.0% of the issued and outstanding shares of Common Stock.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are based on an aggregate of 3,026,981 shares of Common Stock, consisting of (i) 16,243,420 shares of Common Stock issued and outstanding as of September 13, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on September 14, 2010 and (ii) 1,250 shares of Common Stock issuable upon exercise of the Options, less (iii) 13,217,689 shares of Common Stock tendered to the Company, as reported in the Company’s Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on November 8, 2010.

(b)           (i)                 Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

Page 8 of 14 Pages

(ii)                 As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Bylinsky may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(iii)               As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Gramm may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(iv)               As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 1,250 shares of Common Stock (consisting of the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(c)           Except as set forth in Item 4, no transactions with respect to shares of Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)           The right to receive dividends from, or the proceeds from the sale of, the Options is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager. Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz disclaim beneficial ownership of the Options reported in this Schedule pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)           The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on November 10, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Items 2(c), 4 and 5(d) above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Schedule are filed herewith.

Page 9 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 19, 2010
BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: November 19, 2010

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: November 19, 2010

By:	/s/ Jefferson Gramm
Jefferson Gramm

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: November 19, 2010

By:	/s/ Andrew Shpiz
Andrew Shpiz

Page 13 of 14 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1
Agreement of Joint Filing, dated February 8, 2010, among Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz (previously filed as Exhibit 1 to the Reporting Persons’ Amendment No. 2 to Schedule 13D filed with the SEC on February 9, 2010).

2
Amended and Restated Nomination Agreement, dated as of August 26, 2010, among Bandera Partners LLC, Bandera Master Fund L.P., Bandera Partners Management LLC, Gregory Bylinsky, Jefferson Gramm and Peerless Systems Corporation (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2010).

Page 14 of 14 Pages